Exhibit 99.1


PRESS RELEASE - FOR IMMEDIATE USE JANUARY 17, 2007

NEC PRESS CONTACTS:
IN JAPAN
Diane Foley                         Makoto Miyakawa
NEC Corporation                     NEC Corporation
d-foley@ax.jp.nec.com               m-miyakawa@bk.jp.nec.com
+81-3-3798-6511                     +81-3-3798-6511


   NEC'S ADRS TO REMAIN LISTED ON NASDAQ SUBJECT TO NEC FILING ITS 2006 FORM
                           20-F BY FEBRUARY 28, 2007

TOKYO, JANUARY 17, 2007 --- Today (Japan Time), NEC Corporation ("NEC") received notification from the NASDAQ Stock Market LLC ("NASDAQ") that the NASDAQ Listing Qualifications Panel (the "Panel") has granted NEC's request for an extension to file its annual report on Form 20-F for the fiscal year ended March 31, 2006 (the "2006 Form 20-F"). Pursuant to the extension, NEC's American depositary receipts ("ADRs") will continue to be listed on the NASDAQ Global Select Market on the condition that NEC files the 2006 Form 20-F with the Securities and Exchange Commission (the "SEC") on or before February 28, 2007.

On October 5, 2006, NEC announced receipt of a Staff Determination Letter from NASDAQ regarding the possible delisting of its ADRs as a consequence of the delayed filing of its 2006 Form 20-F. NEC requested the extension at a hearing before the Panel held on November 16, 2006, and further requested that NEC's ADRs continue to be listed during the extension period. Based on the information presented at the hearing, the Panel determined that NEC's ADRs will remain listed provided NEC files its 2006 Form 20-F by the extended deadline.

NEC is currently conducting the analysis necessary for its audited financial statements to file its 2006 Form 20-F with the SEC.

ABOUT NEC CORPORATION
NEC Corporation (NASDAQ: NIPNY) is one of the world's leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 150,000 people worldwide.

For additional information, please visit the NEC home page at:
http://www.nec.com  *  Newsroom: http://www.nec.co.jp/press/en/

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This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively "NEC"). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates," "aims," or "anticipates," or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC's analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include NEC's ability to complete the necessary analysis to prepare its U.S. GAAP financial statements, investor reaction to the events reported in this press release, and other stock market circumstances. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update.

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